Ares Capital Corporation

245 Park Avenue, 44th Floor

New York, NY 10167

August 3, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:      Registration Statement No. 333-212142

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Fund”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 4:00 p.m. (Washington D.C. time) on August 4, 2017 or as soon as practicable thereafter.

Sincerely,

ARES CAPITAL CORPORATION

/s/ Penni F. Roll
Penni F. Roll
Chief Financial Officer